

November 23, 2021

Tyson T. Abston
Chairman and Chief Executive Officer
Guaranty Bancshares, Inc.
16475 Dallas Parkway
Suite 600
Addison, TX 75001

> **Re: Guaranty Bancshares, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 22, 2021**
> **File No. 333-261266**

Dear Mr. Abston:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance